# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atlassian Corporation, CIK 0001650372
CUSIP: 049468101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001666120-24-000006
Filed by CIK 0001666120

## Reporting persons
- Michael Cannon-Brookes: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 49,488,852; shared voting power 0; sole dispositive power 49,488,852; shared dispositive power 0; aggregate amount beneficially owned 49,488,852 (23.3% of the class)
  Comment: The shares reflected in Row 9 represent 49,488,852 shares of Class B Common Stock held by CBC Co Pty Ltd as trustee of the Cannon-Brookes Head Trust. The report person has sole voting power and sole dispositive power with respect to these shares. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Certificate of Incorporation of Atlassian Corporation (the "Issuer"). In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer's Certificate of Incorporation. The percent of class reflected in Row 11 was calculated based on 163,081,602 shares of Class A Common Stock and 98,977,705 shares of Class B Common Stock outstanding as of December 31, 2024, as reported by the Issuer to the reporting person, including the 49,488,852 shares of Class B Common Stock beneficially owned by the reporting person. The shares of Class B Common Stock held by the reporting person are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The shares of Class B Common Stock held by the reporting person represent approximately 42.9% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

## Item 1. Issuer
Name of issuer: Atlassian Corporation
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, CA, 94104

## Item 2. Person Filing
Name of person filing: Michael Cannon-Brookes
Address of principal business office or, if none, residence: Level 6, 341 George Street, Sydney, NSW 2000, Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 49,488,852 shares of Class B Common Stock, held of record by CBC Co Pty Ltd as trustee of the Cannon-Brookes Head Trust.
Percent of class: Represents approximately 23.7% of the outstanding shares of Class A Common Stock. This assumes that beneficially owned shares are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The percent of class was calculated based on 163,081,602 shares of Class A Common Stock outstanding as of December 31, 2024, plus 49,488,852 shares of Class B Common Stock beneficially owned by the reporting person. There were 163,081,602 shares of Class A Common Stock and 98,977,705 shares of Class B Common Stock outstanding as of December 31, 2024. The 49,488,852 shares of Class B Common Stock held by the reporting person represent approximately 42.9% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.
Sole power to vote or to direct the vote: 49,488,852
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 49,488,852
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Cannon-Brookes: /s/ Grant Reid, Grant Reid, Attorney in Fact for Michael Cannon-Brookes (02/07/2025)